SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X|      Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_|            No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.

Form 6-K: Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of September 30, 2002 and for the nine months ended September 30, 2002 and 2001

2.    Interim Financial Report

3.    Exhibit - Press release dated October 31, 2002

                           Forward-Looking Statements

      Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

      o     general economic and business conditions;

      o     a challenge to our U.S. tax status;

      o     industry capacity and trends;

      o     competition;

      o     the loss of major clients;

      o     changes in demand for our services;

      o changes in business strategy or development plans and the ability to implement such strategies and plans;

      o changes in the laws and/or regulatory circumstances in the United States, Bermuda, Europe or other jurisdictions;

      o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

      o quality of management and the ability to attract and retain qualified personnel;

      o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors and legislative, regulatory, judicial and governmental authorities; and

      o     availability, terms and deployment of capital.

      Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                            W.P. Stewart & Co., Ltd.
            Condensed Consolidated Statements of Financial Condition

                                                                          September 30,     December 31,
                                                                              2002              2001
                                                                          -------------    -------------
                                                                           (unaudited)
                                       Assets:
Cash and cash equivalents                                                 $  32,523,201    $  62,302,344
Fees receivable                                                               4,717,816        2,952,580
Receivable from broker-dealer                                                   933,364          582,091
Investments in unconsolidated affiliates (net of accumulated amortization of $144,151 and $82,372 at September 30, 2002 and
  December 31, 2001, respectively)                                            4,003,992        3,979,317
Receivables from affiliates, net                                                802,885          666,192
Investments, available for sale (cost $8,892,529 and $1,012,400
  at September 30, 2002 and December 31, 2001, respectively)                  8,747,575          879,116
Investment in aircraft (net of accumulated depreciation of
  $14,736,587 and $12,633,445 at September 30, 2002 and
  December 31, 2001, respectively)                                            7,714,888        9,818,030
Goodwill                                                                      5,631,797        5,631,797
Intangible assets (net of accumulated amortization of $7,518,653 and
  $4,464,891 at September 30, 2002 and December 31, 2001, respectively)      61,448,316       44,299,495
Furniture, equipment and leasehold improvements (net of
  accumulated depreciation and amortization of $3,130,119 and
  $2,361,376 at September 30, 2002 and December 31, 2001, respectively)       4,349,951        4,789,744
Interest receivable on shareholders' notes                                      381,265          317,292
Income taxes receivable                                                       3,094,993        4,071,171
Other assets                                                                  3,265,217        2,988,942
                                                                          -------------    -------------
                                                                          $ 137,615,260    $ 143,278,111
                                                                          =============    =============
                     Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                           $  17,661,929    $  18,098,337
  Employee compensation and benefits payable                                    754,225          983,824
  Fees payable                                                                1,442,304          878,334
  Income taxes payable                                                               --        1,078,713
  Professional fees payable                                                   2,609,586        3,127,077
  Dividends payable                                                                  --            8,528
  Accrued expenses and other liabilities                                      5,657,752        4,997,670
                                                                          -------------    -------------
                                                                             28,125,796       29,172,483
                                                                          -------------    -------------

Minority Interest                                                               162,959           65,639
                                                                          -------------    -------------
Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized,
    46,251,108 and 47,831,864 shares issued and outstanding at
    September 30, 2002 and December 31, 2001, respectively)                      46,251           47,832
  Additional paid-in-capital                                                 79,767,641      105,472,859
  Contingently returnable shares (975,766 and 1,788,732 shares
    at September 30, 2002 and December 31, 2001, respectively)              (14,263,158)     (24,902,377)
  Accumulated other comprehensive income                                       (178,099)        (471,369)
  Retained earnings                                                          61,361,285       57,007,661
                                                                          -------------    -------------
                                                                            126,733,920      137,154,606

Less: notes receivable for common shares                                    (17,407,415)     (23,114,617)
                                                                          -------------    -------------
                                                                            109,326,505      114,039,989
                                                                          -------------    -------------
                                                                          $ 137,615,260    $ 143,278,111
                                                                          =============    =============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Operations

                                         For the Three Months           For the Nine Months
                                          Ended September 30,           Ended September 30,
                                          2002           2001           2002           2001
                                       -----------   ------------   ------------   ------------
Revenue:
  Fees                                 $25,616,124   $ 28,582,833   $ 82,979,085   $ 89,806,433
  Commissions                            8,096,957      8,738,686     22,501,051     31,273,486
  Interest and other                       805,928      1,080,777      2,777,962      4,265,079
                                       -----------   ------------   ------------   ------------
                                        34,519,009     38,402,296    108,258,098    125,344,998
                                       -----------   ------------   ------------   ------------
Expenses:
  Employee compensation and benefits     6,104,193      6,398,189     19,701,313     20,941,449
  Fees paid out                          1,685,749        158,043      5,729,493      3,657,607
  Commissions, clearance and trading     1,676,277      1,706,852      4,638,936      5,744,386
  Research and  administration           3,925,803      3,100,997     10,809,754     10,013,157
  Marketing                              1,490,012        623,227      3,588,452      1,977,994
  Depreciation and amortization          2,055,380      1,898,638      5,984,908      5,557,487
  Other operating                        1,823,251      2,584,546      6,369,804      7,643,435
                                       -----------   ------------   ------------   ------------
                                        18,760,665     16,470,492     56,822,660     55,535,515
                                       -----------   ------------   ------------   ------------

Income before taxes                     15,758,344     21,931,804     51,435,438     69,809,483

Provision for taxes                      1,768,428      2,193,180      5,336,137      6,980,948
                                       -----------   ------------   ------------   ------------

Net income                             $13,989,916   $ 19,738,624   $ 46,099,301   $ 62,828,535
                                       ===========   ============   ============   ============
Earnings per share:

Basic earnings per share               $      0.32   $       0.46   $       1.05   $       1.45
                                       ===========   ============   ============   ============
Diluted earnings per share             $      0.31   $       0.42   $       0.99   $       1.34
                                       ===========   ============   ============   ============

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Cash Flows
              For the Nine Months Ended September 30, 2002 and 2001

                                                                    2002             2001
                                                                ------------    ------------
Cash flows from operating activities:
  Net income                                                    $ 46,099,301    $ 62,828,535
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Loss/(gain) on sale of available for sale securities             8,522        (525,354)
      Amortization of bond premium                                    22,432              --
      Depreciation and amortization                                5,984,908       5,557,487
      Equity in income of unconsolidated affiliates                  (86,454)       (456,063)
      Non-cash compensation                                          312,827              --
      Minority interest                                               97,320              --
  Changes in operating assets and liabilities:
      Fees receivable                                             (1,765,236)       (169,020)
      Receivable from broker-dealer                                 (351,273)       (294,423)
      Receivables from affiliates, net                              (136,693)      1,204,754
      Income taxes receivable                                        976,178              --
      Other assets                                                  (276,275)       (911,875)
      Employee compensation and benefits payable                    (229,599)      3,174,960
      Fees payable                                                   563,970      (1,223,316)
      Income taxes payable                                        (1,078,713)        481,877
      Professional fees payable                                     (517,491)        203,921
      Accrued expenses and other liabilities                         660,082         536,567
                                                                ------------    ------------
               Net cash provided by operating activities          50,283,806      70,408,050
                                                                ------------    ------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities                991,478       1,115,064
  Purchase of available for sale securities                       (8,880,128)     (1,009,100)
  Cash dividends paid on shares subject to repurchase               (975,870)     (1,707,539)
  Purchase of furniture, equipment and leasehold improvements       (326,428)       (530,962)
                                                                ------------    ------------
               Net cash (used for) investing activities           (9,190,948)     (2,132,537)
                                                                ------------    ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                         (436,409)       (407,358)
  Proceeds from issuance of common shares                            642,367              --
  Repurchase of common shares                                    (35,182,222)    (22,046,577)
  Proceeds from notes receivable for common shares                 5,639,932       3,694,634
  Interest receivable on shareholders' notes                         (63,973)          8,878
  Dividends to shareholders                                      (41,754,203)    (41,339,244)
                                                                ------------    ------------
               Net cash (used for) financing activities          (71,154,508)    (60,089,667)

Effect of exchange rate changes in cash                              282,507         (69,486)
                                                                ------------    ------------

Net (decrease)/increase in cash and cash equivalents             (29,779,143)      8,116,360

 Cash and cash equivalents, beginning of period                   62,302,344      56,764,420
                                                                ------------    ------------
 Cash and cash equivalents, end of period                       $ 32,523,201    $ 64,880,780
                                                                ============    ============

Supplemental disclosures of cash flows information
  Cash paid during the period for:

               Income taxes                                     $  5,649,811    $  6,544,071
                                                                ============    ============
               Interest expense                                 $    927,765    $    956,815
                                                                ============    ============

Supplemental Schedule of Non-cash Investing and Financing Activities:

In 2002, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,238,882, $5,659,200 and $9,328,636, respectively (see Note 2).
In addition, as discussed in Note 2, in 2001, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,001,591, $5,342,400 and $8,459,592, respectively.

The Company issued common shares for notes receivable for the nine months ended September 30, 2002 and 2001, in the amounts of $787,891 and $4,036,200, respectively, and cancelled outstanding notes of $855,161 and $6,278 for the nine months ended September 30, 2002 and 2001, respectively.

At September 30, 2001, the Company had dividends payable to shareholders of $8,528.

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("US") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a condensed consolidated basis.

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements incorporated by reference in the Annual Report on Form 20-F of the Company for the year ended December 31, 2001. The condensed consolidated financial information as of and for the year ended December 31, 2001 has been derived from audited consolidated financial statements not included herein. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. All material intercompany transactions and balances have been eliminated.

The unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results in the interim periods presented. Interim period operating results for the three months and nine months ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2: BACKGROUND AND ORGANIZATION

For the nine months ended September 30, 2002 and 2001, the Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage. The Company's revenues will fluctuate based upon the market performance of its clients' investments in US, European and Asian financial markets.

Business Acquisitions

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

The recorded purchase price for each acquisition is determined by the sum of:

      1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

      2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

      3.    the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in capital. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

On January 1, 2002, in accordance with the 1999 TPRS, NSMM and FLII acquisition agreements, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' equity account "contingently returnable shares" was reduced by $7,015,291 and additional paid-in-capital was increased by $8,315,623, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly.

On July 1, 2002, in accordance with the 2000 TPRS acquisition agreement, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' equity account "contingently returnable shares" was reduced by $3,623,928 and additional paid-in-capital was increased by $271,876, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly.

The following table shows information for each acquisition as of and for the nine months ended September 30, 2002.

                                                            Cash
                                                          Dividends
                                                           Paid on
              Aggregate     Shares Not    Contingently   Contingently       Purchase        Intangible
              Number of     Subject to     Returnable     Returnable          Price        Amortization
Acquisition    Shares       Repurchase       Shares         Shares         Allocation     for the Period
-----------   ---------     ----------      --------      -----------      ----------     --------------
TPRS          1,966,000      1,410,000       556,000      $   598,080      $31,831,660      $1,326,917
NSMM            898,831        719,065       179,766          161,790       14,654,833         603,610
FLII          1,200,000        960,000       240,000          216,000       19,762,288         967,683
              ---------      ---------      --------      -----------      -----------      ----------
              4,064,831      3,089,065       975,766      $   975,870      $66,248,781      $2,898,210
              =========      =========      ========      ===========      ===========      ==========

The following table shows information for each acquisition as of and for the year ended December 31, 2001.

                                                              Cash
                                                            Dividends
                                                             Paid on
              Aggregate     Shares Not     Contingently   Contingently      Purchase       Intangible
              Number of     Subject to      Returnable     Returnable         Price       Amortization
Acquisition    Shares       Repurchase        Shares         Shares        Allocation     for the Year
-----------   ---------     ----------      ---------     -----------      -----------    ------------
TPRS          1,966,000      1,016,800        949,200     $ 1,236,720      $21,904,944      $1,224,254
NSMM            898,831        539,299        359,532         431,439       10,254,161         545,951
FLII          1,200,000        720,000        480,000         576,000       13,887,088         944,644
              ---------      ---------      ---------     -----------      -----------      ----------
              4,064,831      2,276,099      1,788,732       2,244,159      $46,046,193      $2,714,849
              =========      =========      =========     ===========      ===========      ==========

NOTE 3: EARNINGS PER SHARE

                                                Three Months                     Nine Months
                                             Ended September 30,             Ended September 30,
                                        ---------------------------     ---------------------------
                                           2002             2001            2002            2001
                                        -----------     -----------     -----------     -----------
Basic Earnings Per Share:

Net income                              $13,989,916     $19,738,624     $46,099,301     $62,828,535
                                        ===========     ===========     ===========     ===========
Weighted average basic shares
  outstanding                            43,457,488      43,142,875      43,716,022      43,451,888
                                        -----------     -----------     -----------     -----------
Net income per share                    $      0.32     $      0.46     $      1.05     $      1.45
                                        ===========     ===========     ===========     ===========

Diluted Earnings Per Share:

Net income                              $13,989,916     $19,738,624     $46,099,301     $62,828,535
                                        ===========     ===========     ===========     ===========
Weighted average basic shares
  outstanding                            43,457,488      43,142,875      43,716,022      43,451,888
Add: Unvested shares, contingently
     returnable shares and unvested
     options                              1,992,433       3,308,081       2,665,823       3,542,337
                                        -----------     -----------     -----------     -----------
Weighted average diluted shares
  outstanding                            45,449,921      46,450,956      46,381,845      46,994,225
                                        -----------     -----------     -----------     -----------
Net income per share                    $      0.31     $      0.42     $      0.99     $      1.34
                                        ===========     ===========     ===========     ===========

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and unvested employee options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options issued to employees of the Company or its affiliates using the treasury stock method.

During the third quarter of 2002, the Company repurchased and cancelled an aggregate of 493,300 shares in open market transactions for an aggregate purchase price of $8,374,789.

On September 30, 2002 and 2001, respectively, 46,251,108 and 47,069,073 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 2,269,955 and 2,398,653 of these shares were unvested and held by the Company's or affiliates' employees on September 30, 2002 and 2001, respectively.

NOTE 4: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                              Three Months Ended                   Nine Months Ended
                                                 September 30,                       September 30,
                                        ------------------------------      ------------------------------
                                            2002              2001              2002              2001
                                        ------------      ------------      ------------      ------------
Net income                              $ 13,989,916      $ 19,738,624      $ 46,099,301      $ 62,828,535
Other comprehensive income,
  net of tax:
  Reclassification adjustment for
  realized gains on available for
  sale securities included in
  interest and other                              --                --           133,284          (432,447)
  Unrealized  losses on available for
  sale securities                            (91,199)         (162,514)         (122,521)         (205,333)
  Foreign currency translation
  adjustment                                 125,143           103,416           282,507           (69,486)
                                        ------------      ------------      ------------      ------------
Comprehensive income                    $ 14,023,860      $ 19,679,526      $ 46,392,571      $ 62,121,269
                                        ============      ============      ============      ============

NOTE 5: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of $1,695,361 and $1,021,632 for the nine months ended September 30, 2002 and 2001, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $2,093,420 and $1,872,954 for the nine months ended September 30, 2002 and 2001, respectively.

A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space, which approximated $116,149 and $95,303 for the nine months ended September 30, 2002 and 2001, respectively. These amounts are directly affected by the actual space utilized in each of those periods.

W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm. WPS Investissements S.A. is principally owned by a beneficial owner of a minority interest in the Company.

The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $24,633 and $34,814 for the nine months ended September 30, 2002 and 2001, respectively. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $15,127 and $23,809 for the nine months ended September 30, 2002 and 2001, respectively.

The Company pays Bowen Asia Limited ("Bowen"), an unconsolidated affiliate of the Company, the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $549,454 and $386,307 for the nine months ended September 30, 2002 and 2001, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the nine months ended September 30, 2002 and 2001 were $13,284 and $20,109, respectively.

Prior to our acquisition of a controlling interest in TPR & Partners NV ("TPR"), the Company paid TPR, a principal owner of which is an executive officer of the Company, fees for marketing services. These fees amounted to $403,009 for the nine months ended September 30, 2001.

The Company pays Carl Spangler Kapitalanlagegesellschaft mbH, which is controlled by one of the Company's directors, fees for solicitation services. These fees amounted to $328,177 and $10,475 for the nine months ended September 30, 2002 and 2001, respectively.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $4,361,548 and $3,861,941 for the nine months ended September 30, 2002 and 2001, respectively.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is the President and Chief Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $135,000 for each of the nine-month periods ended September 30, 2002 and 2001, respectively.

Included in receivables from affiliates, net, at September 30, 2002 and 2001 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at September 30, 2002 is an amount of $882,312, which is an investment in a fund managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the nine months ended September 30, 2002 is rent expense in the amount of $96,649 which is paid to a company owned by the former principals of TPR.

NOTE 6: LONG-TERM DEBT

Interest expense on long-term debt totaled $927,765 and $956,815 for the nine months ended September 30, 2002 and 2001, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

At September 30, 2002, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe), Ltd.'s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account, which will remain intact over the term of the lease and is reflected in other assets at September 30, 2002 and December 31, 2001.

W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

NOTE 8: NOTES RECEIVABLE FOR COMMON SHARES

During the nine months ended September 30, 2002, the Company issued 42,333 common shares to certain employees and employees of affiliated entities, in connection with the Company's 2001 Employee Equity Incentive Plan, for installment notes totaling $787,891. The installment notes are full recourse, bear interest at 8.5% per annum, are for a term of seven years and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total face value of the note.

Pursuant to employee purchase agreements for common shares, in the event a purchaser is not in the employment of, or does not serve as a director of, the Company or any of its affiliates, the purchaser shall transfer to the Company all rights to shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the nine months ended September 30, 2002, 64,189 unvested common shares of former employees were repurchased and their installment notes totaling $855,161, were abated.

Future minimum payments, expected to be received, on notes receivable for common shares as of September 30, 2002 are as follows:

                   2002 (3 months)               $   974,100
                   2003                            3,782,347
                   2004                            3,787,889
                   2005                            3,194,602
                   2006                            2,336,901
                   Thereafter (through 2009)       3,331,576
                                                 -----------
                                                 $17,407,415
                                                 ===========

Interest income on all such notes was $1,391,868 and $1,019,182 for the nine months ended September 30, 2002 and 2001, respectively.

NOTE 9: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

The Company's Board of Directors adopted the W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan"). The Plan provides for awards of up to 2,500,000 common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. In addition to the options granted under the 2001 Employee Equity Incentive Plan, during the fourth quarter of 2001 the Company granted options to purchase its common shares to employees and to certain non-employee directors of the Company. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All options vest and are exercisable in equal annual amounts on each of the first seven anniversaries, beginning in 2002, of the respective grant dates. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for options granted to employees. No compensation cost has been recognized for options granted as the exercise price of the options is equal to the market value of the Company's shares on the date of grant.

During the third quarter of 2002, the Company granted awards under the Plan that consisted of rights to purchase 70,333 restricted common shares, which vest in equal amounts in each of the 28 calendar quarters following the grant, and options to purchase 140,667 shares, which vest in equal amounts on each of the first seven anniversaries of the grant date. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant.

NOTE 10: INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from US subsidiaries of the Company is subject to income taxes imposed by US authorities. In addition, the Company's non-US subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the periods ended September 30, 2002 and 2001 is as follows:

                               Three Months                    Nine Months
                            Ended September 30,            Ended September 30,
                         -------------------------     -------------------------
                            2002           2001           2002           2001
                         ----------     ----------     ----------     ----------
     US:
     Federal             $1,354,485     $1,725,383     $3,996,661     $5,491,939
     State and local        410,067        467,797      1,327,966      1,489,009
                         ----------     ----------     ----------     ----------
                          1,764,552      2,193,180      5,324,627      6,980,948
     Other:                   3,876             --         11,510             --
                         ----------     ----------     ----------     ----------
                         $1,768,428     $2,193,180     $5,336,137     $6,980,948
                         ==========     ==========     ==========     ==========

NOTE 11: PENSION BENEFITS

Total employer contributions amounted to $959,125 and $992,264 for the nine months ended September 30, 2002 and 2001, respectively. Participants are immediately vested in their account balances.

NOTE 12: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:


                                        Fee Revenue
                                        -----------
                    Three Months Ended               Nine Months Ended
                       September 30,                   September 30,
                ---------------------------     ---------------------------
                    2002            2001            2002            2001
                    ----            ----            ----            ----
     US         $19,322,118     $22,503,035     $62,402,942     $70,410,718
     Non-US       6,294,006       6,079,798      20,576,143      19,395,715
                -----------     -----------     -----------     -----------
     Total      $25,616,124     $28,582,833     $82,979,085     $89,806,433
                ===========     ===========     ===========     ===========

NOTE 13: SUBSEQUENT EVENTS

On October 2, 2002, the Company declared a dividend of $0.30 per share to shareholders of record as of October 17, 2002, payable on October 31, 2002 in the aggregate amount of $13,875,732.

On October 3, 2002, the Company granted awards under the Plan that consisted of rights to purchase 1,333 restricted common shares, which vest in equal amounts in each of the 28 calendar quarters following the grant, and options to purchase 197,167 shares, which vest in equal amounts on each of the first seven anniversaries of the grant date. The exercise price of the options is equal to the market value of the Company's shares on the date of grant.

As of October 24, 2002, the Board of Directors replenished the Company's authority to repurchase up to $30 million of the Company's shares at the discretion of the Company's Executive Committee.

                            INTERIM FINANCIAL REPORT

Overview

      W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and may offset fluctuations in revenue.

      Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

      Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

      Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

      We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits comprise our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our operating profit, as adjusted for amortization of intangibles and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense for the year ended December 31, 2001 was approximately 21.5% of adjusted operating profit, and it is currently anticipated that compensation expense for the year ending December 31, 2002 will be approximately 23%.

      Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements and that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

      Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

      Research and administration expenses include research, travel and entertainment, communications, information technology systems support and occupancy.

      Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars and marketing related travel and operational expenses.

      Other operating expenses include professional fees consisting of auditing, tax, legal and consulting fees, charitable contributions and other administration expenses.

      All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

      Operating Results

Three Months Ended September 30, 2002 as Compared to Three Months Ended September 30, 2001

      Assets Under Management

      Assets under management were approximately $7.3 billion at September 30, 2002, a decrease of approximately $1.0 billion, or 12.1% from approximately $8.3 billion at June 30, 2002. Assets under management were approximately $8.2 billion at September 30, 2001.

      The following table sets forth the net flows of assets under management for the three months ended September 30, 2002 and 2001, which include changes in net contributions and net new accounts opened/closed. The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.

                       Net Flows of Assets Under Management
                                   (in millions)
                                                            Three Months Ended
                                                              September 30,
                                                           --------------------
                                                           2002            2001
                                                           -----          -----
Existing Accounts:
  Contributions                                            $ 246          $ 258
  Withdrawals                                               (233)          (167)
                                                           -----          -----
Net Flows of Existing Accounts                                13             91
Publicly Available Funds:
  Contributions                                              130             30
  Withdrawals                                                (93)           (11)
Direct Accounts Opened                                        51             73
Direct Accounts Closed                                       (88)          (133)
                                                           -----          -----
Net Flows of Assets Under Management                       $  13          $  50
                                                           =====          =====

      Revenues

      Revenues were $34.5 million for the third quarter of 2002, a decrease of $3.9 million or 10.1% from $38.4 million earned for the third quarter of 2001. The changes were due to a $3.0 million or 10.4% decrease in fees, $0.6 million or 7.3% decrease in commission revenue and a $0.3 million or 25.4% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.23% for the quarter ended September 30, 2002 as compared to 1.26% for the quarter ended September 30, 2001. The decline in the average gross fee reflects a slight change in account mix. The decrease in commission revenue was primarily due to lower levels of trading volume during the third quarter of 2002 as compared with the higher levels of trading volume experienced in the third quarter of 2001. The lower commission income reflects levels that we would anticipate in relation to the prevailing market environment. Turnover was lower for the quarter ended September 30, 2002 as compared to the third quarter of 2001. Interest and other revenues decreased $0.3 million primarily due to lower interest earned based on the prevailing market rates and lower equity income from our unconsolidated affiliates.

      Expenses

      Expenses, excluding income taxes, increased $2.3 million, or 13.9%, to $18.8 million for the third quarter of 2002, from $16.5 million in the same period of the prior year. The increase was primarily due to a change in variable expenses, including an increase in fees paid out to marketers, which are directly related to assets under management of referred accounts, of $1.5 million. In the third quarter of 2001, fees paid to marketers included an adjustment to fees payable of $1.5 million. Research and administration expenses increased $0.8 million, marketing expenses increased $0.9 million, which reflects our additional marketing and client servicing initiatives, and other operating expenses decreased $0.8 million. Employee compensation and benefits decreased $0.3 million due to a decrease in adjusted operating profit and a change in the compensation percentage from 21% for the quarter ended September 30, 2001 to 23% for the quarter ended September 30, 2002. As stated previously, it is currently anticipated that the compensation percentage for 2002 will be 23% of adjusted operating profit. Depreciation and amortization increased $0.2 million.

      Our income tax expense decreased $0.4 million, to $1.8 million, for the third quarter of 2002, from $2.2 million in the same period of the prior year. The effective tax rate for the third quarter of 2002 was 11.2%. This is the result of our anticipated 10% tax rate for 2002 plus an adjustment in our prior year tax accrual determined when our tax returns were finalized in September 2002. The effective tax rate was 10% for September 30, 2001.

      Net Income

      Net income for the quarter ended September 30, 2002 decreased $5.7 million, or 29.1%, to $14.0 million, from $19.7 million in the third quarter of the prior year as a result of the items described above.

Nine Months Ended September 30, 2002 as Compared to Nine Months Ended September 30, 2001

      Assets Under Management

      Assets under management were approximately $7.3 billion at September 30, 2002, a decrease of approximately $1.9 billion, or 20.7% from approximately $9.2 billion at December 31, 2001. Assets under management were approximately $8.2 billion at September 30, 2001, a decline of approximately $2.1 billion, or 20.4%, from approximately $10.3 billion at December 31, 2000.

      The following table sets forth the net flows of assets under management for the nine months ended September 30, 2002 and 2001, which include changes in net contributions and net new accounts opened/closed. The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.

                       Net Flows of Assets Under Management
                                   (in millions)
                                                            Nine Months Ended
                                                               September 30,
                                                           --------------------
                                                           2002            2001
                                                           -----          -----
Existing Accounts:
  Contributions                                            $ 686          $ 624
  Withdrawals                                               (671)          (710)
                                                           -----          -----
Net Flows of Existing Accounts                                15            (86)
Publicly Available Funds:
  Contributions                                              331            100
  Withdrawals                                               (196)           (67)
Direct Accounts Opened                                       213            298
Direct Accounts Closed                                      (390)          (466)
                                                           -----          -----
Net Flows of Assets Under Management                       $ (27)         $(221)
                                                           =====          =====

         Revenues

      Revenues were $108.3 million for the nine months ended September 30, 2002, a decrease of $17.0 million or 13.6% from $125.3 million earned for the nine months ended September 30, 2001. The changes were due to a $6.8 million or 7.6% decrease in fee revenue, an $8.8 million or 28.1% decrease in commission revenue and a $1.4 million or 34.9% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.23% for the nine months ended September 30, 2002 as compared to 1.25% for the nine months ended September 30, 2001. The decline in the average gross fee reflects a slight change in account mix. The decrease in commission revenue was primarily due to lower levels of trading volume during the first nine months of 2002 as compared with the higher levels of trading volume experienced in the first nine months of 2001. The lower commission income reflects levels that we would anticipate in relation to the prevailing market environment. Turnover was lower for the nine months ended September 30, 2002 as compared to the nine months ended September 30, 2001. Interest and other revenues decreased primarily due to a gain on the sale of an investment in the first quarter of 2001, lower interest earned based on the prevailing market rates and lower equity income from our unconsolidated affiliates.

      Expenses

      Expenses, excluding income taxes, increased $1.3 million, or 2.3%, to $56.8 million for the nine months ended September 30, 2002, from $55.5 million in the same period of the prior year. The increase was primarily due to a change in variable expenses, including a decrease of $1.1 million in commissions, clearance and trading costs, which vary with account activity, offset by an increase in fees paid out to marketers, which are directly related to assets under management of referred accounts, of $2.1 million. Included in the third quarter of 2001 was an adjustment to marketing fees payable of $1.5 million. Research and administration increased $0.8 million, marketing expenses increased $1.6 million, which reflects our additional marketing and client servicing initiatives, and other operating expenses decreased $1.3 million due to lower costs. Employee compensation and benefits decreased $1.2 million due to a decrease in adjusted operating profit and a change in the compensation percentage for the nine months ended September 30, 2002 as compared to the percentage for the nine months ended September 30, 2001. Depreciation and amortization increased $0.4 million.

      Our income tax expense decreased $1.7 million, to $5.3 million, for the nine months ended September 30, 2002, from $7.0 million in the same period of the prior year. The effective tax rate for the nine months ended September 30, 2002 was 10.4%. This is the result of our anticipated 10% tax rate for 2002 plus an adjustment in our prior year tax accrual determined when our tax returns were finalized in September 2002. The effective tax rate was 10% for the nine months ended September 30, 2001.

      Net Income

      Net income for the nine months ended September 30, 2002 decreased $16.7 million, or 26.6%, to $46.1 million, from $62.8 million in the same period of the prior year as a result of the items described above.

      Inflation

      Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

      Contractual Obligations and Contingent Commitments

      W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable lease agreements and has contingent commitments as disclosed in the notes to the condensed consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of September 30, 2002:

                             Contractual Obligations
                                  (in millions)

                               Remaining 2002    2003-2004    2005-2006    2007-Thereafter    Total
                               --------------    ---------    ---------    ---------------    -----
Long-Term Debt                      $0.2           $1.3          $1.5          $14.7          $17.7
Minimum Rental Commitments          $0.6           $5.3          $5.1          $ 8.5          $19.5

                             Contingent Commitments
                                  (in millions)

                                                Amount of Commitment Expiration Per Period
                                                ------------------------------------------
                                     2002       2003-2004     2005-2006    2007-Thereafter    Total
                                     ----       ---------     ---------    ---------------    -----
Commitments under letters
  of credit (1)                       --          $1.2           --            $0.7           $1.9

(1) See Note 7 to the condensed consolidated financial statements for additional information.

      Liquidity and Capital Resources

      Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

      We continually monitor and evaluate the adequacy of the capital maintained for those brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the U.S. Securities and Exchange Commission and the U.K. Financial Services Authority (and the former Investment Management Regulatory Organisation Limited), respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

      In 1998, a limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation is financing the aircraft with 10-year, amortizing loans with fixed rates that range from 6.87% to 7.35%. During 1999, we paid $22.5 million under the purchase agreement, of which General Electric Capital Corporation provided $19.6 million under the loans. A company under common control with Shamrock Aviation, Inc., controlled by certain shareholders of W.P. Stewart & Co., Ltd., operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

      We believe that our cash flow from operations is sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

                                    EXHIBITS

      See press release attached hereto dated October 31, 2002 regarding the Company's financial results for the third quarter of 2002.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         W.P. STEWART & CO., LTD.

Date: November 12, 2002                  By: /s/ Rocco Macri
                                             -----------------------------------
                                             Name:  Rocco Macri
                                             Title: Deputy Managing Director -
                                                    Chief Financial Officer